SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras confirms deep-water discovery in Potiguar Basin

Rio de Janeiro, March 12th, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that it has completed drilling wildcat well 1-BRSA-1205-RNS (1-RNS-158), located in deep-waters of the Potiguar Basin. The results confirm the discovery of intermediate oil (24º API), as previously announced to the market on December 17, 2013.

The well, informally referred to as Pitu, is located at a water depth of 1,731 meters, 55 km off the coast of the state of Rio Grande do Norte.

The well reached the total depth of 5,353 meters and detected a hydrocarbon column of 188 meters. A formation test was carried out, which confirmed the reservoir’s satisfactory permeability and porosity.

Based on the results obtained, the consortium will proceed with the exploratory activities, with the aim of proposing a Discovery Evaluation Plan to Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP).

Petrobras is the operator of concession BM-POT-17, with an 80% interest, in partnership with Petrogal Brasil S.A., which holds 20%.

As a result of the on-going farm-out process and after obtaining the necessary approval from Brazilian authorities, BP Energy do Brasil Ltda will join as a concessionaire and the interests of the consortium members in BM-POT-17 will be as follows:  Petrobras - 40% (operator), BP Energy do Brasil Ltda - 40% and Petrogal Brasil S.A - 20%.

Bacia Potiguar

BRASIL
BM-POT-17
1-RNS158 / 1-BRSA-1205 (PITU)
2500m
2000m
1500m
1000m
55 km
Ceará
Rio Grande do Norte
Natal
50 km

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.